December 19, 2014

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Capella Education Company
Form 10-K for fiscal year ended December 31, 2013
Filed February 20, 2014
File No. 1-33140

Dear Mr. Spirgel,

We are providing this letter in response to the comments in your letter dated December 9, 2014 to Steven L. Polacek, Capella Education Company’s Senior Vice President and Chief Financial Officer, relating to our Form 10-K for the fiscal year ended December 31, 2013 filed February 20, 2014. Your comments are reproduced below and numbered in accordance with the December 9, 2014 letter. Our response to each comment is noted below the comment.

Form 10-K

Revenue Recognition, page 73

1. We refer to your revenue recognition policy associated with withdrawals and note that when the University is required to return funds distributed under Title IV Programs to the Department of Education, the student is not released from his or her payment obligation. To help us better understand your accounting policy, please provide us with the following information:

•	Tell us how you determine that a student has withdrawn;

•	Tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility; and

•	Tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

Company’s Response:
In accordance with Accounting Standards Codification 605-10-S99-1, we evaluate whether collectability of revenue is reasonably assured prior to the time a learner begins a course. The primary factors considered in our evaluation are as follows:

•
Learners complete and execute an enrollment agreement which explains the learner’s funding options and states that the learner is financially responsible for any and all charges regardless of their funding source;

•	Learners agree to billing terms prior to starting a course;

•
For learners that elect a Title IV funding option, the University reviews the appropriate financial aid application materials as part of the enrollment process to ensure the learner meets the eligibility requirements for Title IV funds;

•	For learners that do not elect Title IV funding as their primary payment option, the University reviews relevant funding materials specific to that individual as part of the enrollment process, and;

•
We have a process to pursue uncollected accounts and continuously monitor our historical collections in order to identify potential trends that may impact our determination that collectability of revenue is reasonably assured.

Below are our responses to each of the Staff’s specific comments.

•	Tell us how you determine that a student has withdrawn;

There are various means by which we may determine that a learner has withdrawn from a course or the University.

We are able to determine that a learner has withdrawn from a course either through direct communication from the learner informing us of his or her intention to withdraw from a course or through administrative withdrawal due to lack of participation. Learners may voluntarily withdraw from a course either online by filling out a discontinuation form or by calling into the enrollment center and withdrawing from a course with the assistance of an enrollment counselor. Alternatively, learners may be withdrawn from their course through lack of participation in online learning activities (i.e. in general, learners who do not participate in required course discussions during the first two weeks of the course or who have shown no ongoing participation in online courseroom discussion for 28 consecutive days). For withdrawals due to lack of participation, the University is notified of the withdrawal by its automated student tracking information system which monitors learner participation in online course activities.

Similar to course withdrawals, learners may withdraw from the University either online or with the assistance of an enrollment counselor. Additionally, learners may be administratively withdrawn from the University after four consecutive quarters of non-attendance. After this point, the learner would be required to reapply for admission to the University.

•	Tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility; and

•	Tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

These two questions are answered on a combined basis.

Traditional course tuition revenue is deferred and recognized as revenue ratably over the period of instruction, which is generally from five to ten weeks. We do not recognize revenue for learners who enroll but never participate in a course. Learners that do participate and withdraw from a course may be eligible for a refund of tuition charges based on the timing of their withdrawal. If a learner withdraws or drops a course, we follow the University refund policy, which generally is: 100 percent refund through five days, 75 percent refund from six to twelve days, and zero percent refund for the remainder of the period. Refunds are recorded as a reduction of revenue in the period that the learner withdraws from a course. If a partial refund is given to a learner in accordance with the University refund policy, the portion of the revenue which has been earned by us is recognized ratably over the remaining period of instruction. When we are required to return Title IV funds to the Department of Education, the learner is not released from his or her payment obligation to the University.

Withdrawal from the University or withdrawal from all courses enrolled could result in a return of unearned Title IV funds to the Department of Education. For learners who remain enrolled in the University throughout an academic term, even if they withdraw from some of their courses, revenue is recognized, net of refunds, over the remaining period of instruction because collectability of the learner’s revenue is reasonably assured based on our historical collections experience. Our consolidated bad debt expense as a percentage of net revenue for the year ended December 31, 2013 was 3.6 percent.

For learners who are administratively withdrawn from the University by virtue of four consecutive quarters of non-attendance, we reassess collectability of any unpaid accounts receivable throughout the period of non-attendance and adjust our allowance for doubtful accounts as the risk of collectability increases over time. Our historical collections experience with regard to learners who lose Title IV eligibility through administrative withdrawal caused by four consecutive quarters of non-attendance is that less than half of such amounts due are ultimately collected. However, due to the timing in which such withdrawals from the University occur (i.e. four quarters after the learner’s last enrollment), the event giving rise to collection uncertainty occurs subsequent to the timing of revenue recognition; therefore, revenue recognition would not be impacted for this type of withdrawal from the University.

For learners who withdraw from all of their courses during an academic term and lose eligibility for unearned Title IV funds, we assess collectability of the learner’s tuition and fees through our allowance for doubtful accounts process and record a related charge to bad debt expense based on our historical collections experience. More often than not, learners who have withdrawn from all of their courses return to the University in subsequent academic terms. Prior to enrollment in such courses, these learners are required to settle prior amounts owed to the University or agree to appropriate payment plans. Our collections experience with regard to learners who withdraw from all of their courses during an academic term and who lost eligibility for unearned Title IV funds is that approximately half of such amounts due were ultimately collected. We do not reduce net revenues to address collectability risk related to learners who withdraw from all of their courses during an academic term and lose eligibility for unearned Title IV funds because we believe collectability is reasonably assured. We estimate that the total uncollectible amount related to revenue recorded after learner withdrawal from the University or withdrawal from all courses enrolled was approximately 1 percent of fiscal 2013 net revenues.

Allowance for Doubtful Accounts, page 74

2. We refer to the following disclosures from your Critical Accounting Policies found on page 53, “In establishing our credit practices, we seek to strike an appropriate balance between prudent learner credit policies and learner retention. Accordingly, we periodically review and alter learner credit policies to achieve that objective by restricting or expanding the availability of credit we extend.” Please tell us in detail about the facts and circumstances that have caused you to review and alter learner credit policies in the past.

Company’s Response:
Our Company periodically evaluates our credit policies in order to strike an appropriate balance between the overall credit quality of our accounts receivable portfolio and learner retention. In evaluating our learner credit policies, we consider changes in the overall economic environment, changes in learner demographics, changes in learner mix between graduate and undergraduate programs, and other factors that may impact our ability to collect on accounts due to us. In recent years, we have not deemed it necessary to change our learner credit policies. Our focus on initiatives to improve learner success and our comprehensive marketing strategy, as described under Key Trends, Developments and Challenges on pages 46-47 of our Form 10-K for the fiscal year ended December 31, 2013, increase our ability to attract and retain high-quality learners while maintaining consistent credit policies.

Cash and cash equivalents, page 74

3. Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company’s participation in programs administrated by the Department of Education and Department of Defense.

Company’s Response:
We provide educational services during academic terms which typically coincide with our quarterly financial reporting periods. Capella University receives and disburses funds on an academic term basis under Title IV regulations. Our Company generally does not receive Title IV funds from the Department of Education or from the Department of Defense in advance of the start of the corresponding academic term. The academic term typically begins several weeks prior to the receipt of such funds, and these funds are immediately applied to learner accounts at the time of receipt. In the event a learner withdraws from a course or the University during an academic term, funds that are refundable to the Department of Education under Title IV regulations are returned in approximately two days from the date the refundable amount is calculated. For refunds calculated on or before December 31, 2013, there was less than $30,000 owed to the Department of Education for refunds. Due to immateriality, we did not reclassify this amount from cash and cash equivalents and present it separately as restricted cash on our balance sheet as of December 31, 2013. In future periods, if amounts are material, we will present such amounts as restricted cash and add a disclosure to our financial statements.

In closing, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosures in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: 612-977-5810; fax 612-977-5060; or email: Steve.polacek@capella.edu.

Very truly yours,

/s/ Steven L. Polacek
Steven L. Polacek
Capella Education Company
Senior Vice President and Chief Financial Officer

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